06008768

UNITED STATES
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
~~FORM X-17A-5~~ A
PART III

SEC FILE NUMBER
8-66440

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/05** (MM/DD/YY) AND ENDING **12/31/05** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Triune Capital Advisors LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 S. College St., Suite 100
(No. and Street)

Charlotte (City) **NC** (State) **28244** (Zip Code)

SEC RECEIVED PROCESSING JUN 0 6 2006 WASH, D.C. 152 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Bernadino **(704) 714-2200**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes PLLC
(Name – *if individual, state last, first, middle name*)

3600 Bank of America Plaza, 101 S. Tryon St., (Address) **Charlotte** (City) **NC** (State) **28280** (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED JUN 3 0 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Bernadino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Triune Capital Advisors, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Partner

Title

Notary Public

My Commission Expires September 13, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations and Members'
- ☒ (d) Statement of Cash Flows
- ☒ (e) See above.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

May 31, 2006

Triune Capital Advisors, LLC and Subsidiary
201 S. College Street, Suite 100
Charlotte, North Carolina 28244

To the Members:

We have reconciled the net capital reported in the December 31, 2005 audited financial statements with the net capital reported in December 2005 FOCUS report. The net capital computation as originally filed in the FOCUS report and the reconciliation are attached to this letter. The audited financial statements are presented in accordance with accounting principles generally accepted in the United States. You have asked for this reconciliation in response to a request from the NASD.

Sincerely,

Dixon Hughes PLLC

Dixon Hughes PLLC

Schedule 1

TRIUNE CAPITAL ADVISORS, LLC
Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1
December 31, 2005

	As Originally Filed
Total member's equity from the statement of financial condition	$305,963
Non-Allowable Assets	
Lease Deposit	($12,997)
Unsecured Receivables	($14,926)
Investment in Subsidiary	($18,000)
Prepaid Expenses	($33,747)
Fixed Assets	($46,412)
Total Non-Allowable Assets	($126,083)
Customer Debits	$0
Net Capital	$179,880
Aggregate Indebtedness:	
Triune Insurance Services Accounts Payable	$0
Triune Insurance Services Accrued Salary	$0
Triune Insurance Services Notes Payable to Triune Capital Advisors	$0
American Express (Company Credit Card)	$0
Accrued Rent	$137,518
Accounts Payable	$12,545
Accrued Commissions	$102,642
Accrued Salary	$11,929
Deferred Revenue	$1,185
Accrued Expenses	$0
Total Aggregate Indebtedness:	$265,819
Computation of basic net capital requirement:	
Minimum net capital required	$50,000
Excess net capital	$129,880
Excess net capital at 800% (N/A)	$146,653
Excess net capital at 1000%	$153,298
Ratio: aggregate indebtedness to net capital	1.48 To 1

Schedule 1

TRIUNE CAPITAL ADVISORS, LLC
Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1
December 31, 2005

	As Originally Filed	Consolidated	Difference	Comments
Total member's equity from the statement of financial condition	$305,963	$289,489	$16,474	Adjustment resulting from consolidation of wholly-owned subsidiary - see page 11 of audit
Non-Allowable Assets				
Lease Deposit	($12,997)	($12,997)	$0	
Unsecured Receivables	($14,926)	($14,926)	($0)	
Investment in Subsidiary	($18,000)	$0	($18,000)	Net to $0 with Notes Payable in Aggregate Indebtedness Section (Consolidated)
Prepaid Expenses	($33,747)	($33,747)	($0)	
Fixed Assets	($46,412)	($16,147)	($30,265)	See Tab Labeled "Fixed Assets" for interpretation difference in calculation method
Total Non-Allowable Assets	($126,083)	($77,817)	($48,266)	
Customer Debits	$0	$0	$0	See Page 13 of Audit
Net Capital	$179,880	$211,672	($31,792)	
Aggregate Indebtedness:				
Triune Insurance Services Accounts Payable	$0	($181)	$181	Not included by Triune Capital
Triune Insurance Services Accrued Salary	$0	$1,114	($1,114)	Not included by Triune Capital
Triune Insurance Services Notes Payable to Triune Capital Advisors	$0	$0	$0	Net to $0 with Investment in Subsidiary in Non-Allowable Assets Section (Consolidated)
American Express (Company Credit Card)	$0	$0	$0	
Accrued Rent	$137,518	$137,518	$0	
Accounts Payable	$12,545	$12,545	($0)	
Accrued Commissions	$102,642	$102,642	($0)	
Accrued Salary	$11,929	$11,929	$0	
Deferred Revenue	$1,185	$0	($1,185)	Not included by Dixon Hughes
Accrued Expenses	$0	$0	$0	
Total Aggregate Indebtedness:	$265,819	$265,567	$252	
Computation of basic net capital requirement:				
Minimum net capital required	$50,000	$50,000		
Excess net capital	$129,880	N/A		
Excess net capital at 800% (N/A)	$146,653	$161,672		
Excess net capital at 1000%	$153,298	$161,672		
Ratio: aggregate indebtedness to net capital	1.48 To 1	1.25 To 1		

FORM X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

Part IIA Quarterly 17a-5(a)

INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic (•) Alternate ( ) [0011]

Name of Broker Dealer: TRIUNE CAPITAL ADVISORS LLC [0013]

SEC File Number: 8- 66440 [0014]

Address of Principal Place of Business: 201 S COLLEGE ST SUITE 100 [0020]

CHARLOTTE [0021] NC [0022] 28244 [0023]

Firm ID: 131275 [0015]

For Period Beginning 10/01/2005 [0024] And Ending 12/31/2005 [0025]

Name and telephone number of person to contact in regard to this report:

Name: Brian H. Smith [0030] Phone: (704)714-2200 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ______ [0032] Phone: ______ [0033]

Name: ______ [0034] Phone: ______ [0035]

Name: ______ [0036] Phone: ______ [0037]

Name: ______ [0038] Phone: ______ [0039]

Does respondent carry its own customer accounts? Yes ( ) [0040] No (•) [0041]

Check here if respondent is filing an audited report [ ] [0042]

ASSETS

Consolidated ○ [0198] Unconsolidated ● [0199]

		Allowable	Non-Allowable	Total
1.	Cash	271,511 [0200]		271,511 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	159,166 [0295]		
	B. Other	[0300]	[0550]	159,166 [0810]
3.	Receivables from non-customers	[0355]	[0600]	0 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	[0418]		
	B. Debt securities	[0419]		
	C. Options	[0420]		
	D. Other securities	[0424]		
	E. Spot commodities	[0430]		0 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost [0130]			
	B. At estimated fair value	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. Exempted securities [0150]			
	B. Other securities [0160]			

7.	Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
	A. **Exempted securities** [0170]			
	B. **Other securities** [0180]			
8.	Memberships in exchanges:			
	A. **Owned, at market** [0190]			
	B. **Owned, at cost**		[0650]	
	C. **Contributed for use of the company, at market value**		[0660]	0 [0900]
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	18,000 [0670]	18,000 [0910]
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	87,866 [0490]	46,412 [0680]	134,278 [0920]
11.	Other assets	15,022 [0535]	61,670 [0735]	76,692 [0930]
12.	TOTAL ASSETS	533,565 [0540]	126,082 [0740]	659,647 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	0 [1560]
B. Other	[1115]	[1305]	0 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	265,819 [1205]	[1385]	265,819 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		0 [1690]
B. Secured	[1211]	87,866 [1390]	87,866 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	0 [1710]
1. from outsiders [0970]			
2. Includes equity subordination (15c3-1(d)) of [0980]			
B. Securities borrowings, at market value:		[1410]	0 [1720]
from outsiders [0990]			
C. Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
1. from outsiders			

	[1000]			
	2. Includes equity subordination (15c3-1(d)) of [1010]			
D.	Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
E.	Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20.	TOTAL LIABLITIES	265,819 [1230]	87,866 [1450]	353,685 [1760]

Ownership Equity

		Total
21.	Sole proprietorship	[1770]
22.	Partnership (limited partners ______ [1020])	[1780]
23.	Corporations:	
	A. Preferred stock	[1791]
	B. Common stock	[1792]
	C. Additional paid-in capital	1,621,000 [1793]
	D. Retained earnings	-1,315,037 [1794]
	E. Total	305,963 [1795]
	F. Less capital stock in treasury	[1796]
24.	TOTAL OWNERSHIP EQUITY	305,963 [1800]
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY	659,648 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 10/01/2005 [3932] Period Ending 12/31/2005 [3933] Number of months 3 [3931]

REVENUE

1.	Commissions:		
	a.	**Commissions on transactions in exchange listed equity securities executed on an exchange**	[3935]
	b.	**Commissions on listed option transactions**	2,238 [3938]
	c.	**All other securities commissions**	72,750 [3939]
	d.	**Total securities commissions**	74,988 [3940]
2.	Gains or losses on firm securities trading accounts		
	a.	**From market making in options on a national securities exchange**	[3945]
	b.	**From all other trading**	[3949]
	c.	**Total gain (loss)**	0 [3950]
3.	Gains or losses on firm securities investment accounts		[3952]
4.	Profit (loss) from underwriting and selling groups		[3955]
5.	Revenue from sale of investment company shares		345,794 [3970]
6.	Commodities revenue		[3990]
7.	Fees for account supervision, investment advisory and administrative services		6,041 [3975]
8.	Other revenue		105,634 [3995]
9.	Total revenue		532,457 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers		168,763 [4120]
11.	Other employee compensation and benefits		224,316 [4115]
12.	Commissions paid to other broker-dealers		[4140]
13.	Interest expense		521 [4075]
	a.	**Includes interest on accounts subject to subordination agreements** [4070]	
14.	Regulatory fees and expenses		7,567 [4195]
15.	Other expenses		170,322 [4100]
16.	Total expenses		571,489

[4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		-39,032 [4210]
18.	Provision for Federal Income taxes (for parent only)		[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. **After Federal income taxes of**	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. **After Federal income taxes of**	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		-39,032 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	-39,031 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) ☐ [4550]
(1)--Limited business (mutual funds and/or variable annuities only)

B. (k) ☐ [4560]
(2)(i)--"Special Account for the Exclusive Benefit of customers" maintained

C. (k) ☑ [4570]
(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s)

Clearing Firm SEC#s	Name	Product Code
8- 11754 [4335A]	STERNE, AGEE & LEACH, INC. [4335A2]	All [4335B]
8- [4335C]	[4335C2]	[4335D]
8- [4335E]	[4335E2]	[4335F]
8- [4335G]	[4335G2]	[4335H]
8- [4335I]	[4335I2]	[4335J]

D. (k) ☐ [4580]
(3)--Exempted by order of the Commission

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition — 305,963 [3480]

2. Deduct ownership equity not allowable for Net Capital — [3490]

3. Total ownership equity qualified for Net Capital — 305,963 [3500]

4. Add:

   A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital** — 0 [3520]

   B. **Other (deductions) or allowable credits (List)**

[3525A]	[3525B]	
[3525C]	[3525D]	
[3525E]	[3525F]	0 [3525]

5. Total capital and allowable subordinated liabilities — 305,963 [3530]

6. Deductions and/or charges:

   A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)** — 126,082 [3540]

   B. **Secured demand note deficiency** — [3590]

   C. **Commodity futures contracts and spot commodities - proprietary capital charges** — [3600]

   D. **Other deductions and/or charges** — [3610] — -126,082 [3620]

7. Other additions and/or credits (List)

[3630A]	[3630B]	
[3630C]	[3630D]	
[3630E]	[3630F]	0 [3630]

8. Net capital before haircuts on securities positions — 179,881 [3640]

9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):

   A. **Contractual securities commitments** — [3660]

   B. **Subordinated securities borrowings** — [3670]

   C. **Trading and investment securities:**

1. **Exempted securities** [3735]

2. **Debt securities** [3733]

3. **Options** [3730]

4. **Other securities** [3734]

D. **Undue Concentration** [3650]

E. **Other (List)**

[3736A]	[3736B]
[3736C]	[3736D]
[3736E]	[3736F]
	0 [3736]

0 [3740]

10. Net Capital — 179,881 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	17,721 [3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	50,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)	50,000 [3760]
14.	Excess net capital (line 10 less 13)	129,881 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	153,299 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition — 265,819 [3790]

17. Add:

A. **Drafts for immediate credit** [3800]

B. **Market value of securities borrowed for which no equivalent value is paid or credited** [3810]

C. **Other unrecorded amounts (List)**

[3820A]	[3820B]	
[3820C]	[3820D]	
[3820E]	[3820F]	
	0 [3820]	0 [3830]

19.	Total aggregate indebtedness	265,819 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)	% 148 [3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		223,992 [4240]
A.	**Net income (loss)**		-39,032 [4250]
B.	**Additions (includes non-conforming capital of**	[4262])	121,000 [4260]
C.	**Deductions (includes non-conforming capital of**	[4272])	[4270]
2.	Balance, end of period (From item 1800)		305,960 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	[4300]
A.	**Increases**	[4310]
B.	**Decreases**	[4320]
4.	Balance, end of period (From item 3520)	0 [4330]